Exhibit 99.1

Fusion Fuel Green PLC Provides Shareholder Update on Strategic Progress and Outlook

DUBLIN, Ireland – July 16, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a green hydrogen and integrated energy solutions provider, today shared a comprehensive shareholder update, spotlighting key operational milestones and strategic developments.

Nasdaq Compliance Progress

●	The company has taken a number of steps to regain compliance with its Nasdaq listing requirements. Most recently, the Company completed a 1-for-35 reverse stock split of its listed Class A Ordinary Shares, which began trading on a split-adjusted basis on July 14, 2025. This action was taken to enable the Company to regain full compliance with Nasdaq’s continued listing requirements, including Nasdaq’s minimum bid price requirement of $1.00 per share.

Corporate and Capital Restructuring

●	Following the 2024 insolvency filing of its Portuguese subsidiary and related damages claim issued against an investor and its principal, Fusion Fuel acquired a controlling stake of Quality Industrial Corp., and its profitable operating business, Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), which is targeting approximately $20 million in revenue for 2025. In January and February 2025, the Company secured approximately $2.58 million in financing from private placements of senior convertible notes and warrants, and signed a $25 million equity line agreement, in order to stabilize its capital structure.

Al Shola Gas Subsidiary Momentum

●	Between November 2024 and January 2025, Al Shola Gas recorded approximately $3.5 million in new orders and renewals, including an exclusive LPG supply renewal and projects across the manufacturing, hospitality, and construction sectors.

●	Between March and May 2025, Al Shola Gas secured over $2.7 million in engineering and utility contracts.

●	Since the beginning of January 2025, Al Shola Gas has added more than 1,800 residential service contracts and two commercial service contracts to its portfolio for estimated recurring revenue of $0.9 million annually.

●	In June 2025, Al Shola secured approximately $1.2 million in engineering and utility projects, reinforcing strong contract momentum.

Strategic M&A and Partnership Pipeline

●	In May 2025, the Company entered into a non-binding Heads of Terms to acquire a UK-based fuel distribution company through a structured transaction valued at approximately £50 million. The acquisition is intended to complement its Al Shola Gas subsidiary and further strengthen the Company’s operating footprint within Europe.

●	Also in May, Bright Hydrogen Solutions Ltd. (“BrightHy Solutions”) – the Company’s hydrogen solutions subsidiary – entered into a non-exclusive agency agreement with Sungrow Hydrogen Sci. & Tech. Co. Ltd. (“Sungrow”) to deploy electrolyzer solutions in Iberia focused on clean energy and green hydrogen plant deployment.

●	BrightHy Solutions continues to seek strategic relationships that support its vision of advancing green hydrogen through innovative, sustainable, and safety-driven solutions. The Company expects to provide further updates in the coming weeks.

Near-Term Outlook

With critical steps taken to address its Nasdaq compliance issues, alongside expected growth generated from the Company’s Al Shola Gas platform and recent strategic business relationship development by its BrightHy Solutions subsidiary, Fusion Fuel affirms its positive trajectory. The Company remains focused on scaling its hydrogen platform and pursuing disciplined, accretive M&A, with active acquisition negotiations underway to drive long-term shareholder value.

CEO John-Paul Backwell noted, “This past year demanded disciplined execution—and that’s exactly what we’ve delivered. We’ve addressed legacy listing and liquidity issues, injected fresh capital, and built real growth momentum from Al Shola Gas’s new orders, contract renewals, and recurring revenue.

We are executing on our multi-energy platform—bolstered by the Sungrow agreement with BrightHy Solutions and the expansion potential with a substantial UK energy distribution footprint—while accelerating our hydrogen growth curve and advancing our energy transition efforts through BrightHy Solutions. I fully expect us to close 2025 with a stronger balance sheet, a larger portfolio, and a clearly defined trajectory for long-term shareholder value.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu
www.fusion-fuel.eu